Via Facsimile and U.S. Mail
Mail Stop 6010

August 2, 2006

David B. Rickard
Executive Vice President, Chief Financial Officer
And Chief Administrative Officer
CVS Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

Re: **CVS Corporation**
       Form 10-K for Fiscal Year Ended December 31, 2005
       Filed March 14, 2006
       File No. 001-01011

Dear Mr. Rickard:

      We have reviewed your May 10, 2006 response to our April 26, 2006 letter and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13 – Portions of the 2005 Annual Report of Stockholders of CVS

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 18

Critical Accounting Policies, page 21

1. Regarding the disclosures that you provided in response to our prior comment and that you proposed including in future filings, please provide us with revised

disclosures to address the following:

    a. Please clarify whether the 10% changes discussed under "Closed Store Lease Liability", "Self-Insurance Liabilities" and "Inventory" are what you consider to be reasonably likely changes, as opposed to arbitrary or purely hypothetical changes. If not, please discuss a change or changes that you believe are reasonably likely or indicate that you believe reasonably likely changes would not be material. Either way, please also describe your basis for determining what change is reasonably likely, as you appear to do under "Impairment of Long-Lived Asset".

    b. Under "Closed Store Lease Liability", clarify whether or not there are other material reasonably likely changes besides estimated sublease income and if so, their effect.

    c. Under "Self-Insurance Liabilities" and "Inventory," expand the discussion to quantify the effect of each material factor underlying the total liability or reserve estimate.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Oscar Young, Senior Accountant, at (202) 551-3622 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant